July 7, 2006

Mr. Brad Skinner
Accounting Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission
Washington, DC 20549

Re:	Pitney Bowes Inc.
Form 10-K for the Fiscal Year Ended December 31, 2005
Filed March 13, 2006
File Number 001-03579

Dear Mr. Skinner:

Pitney Bowes Inc. (the Company) is submitting the following response to the Staff’s comment letter dated June 22, 2006 on the Company’s Form 10-K for the year ended December 31, 2005. In preparing our response, we have utilized subheadings and item number references consistent with your letter.

Form 10-K for the Fiscal Year Ended December 31, 2005

Item 8. Financial Statements

Note 10. Taxes on Income

Other Tax Matters, page 53

1.	We have read your disclosures related to the various tax contingencies representing potential tax exposures of approximately $455 million consisting of additional tax of up to $390 million and penalties of up to $65 million. We have also read the disclosures related to these contingencies that you have provided over the past two years in your annual and quarterly reports. Please explain to us how you have accounted for these contingencies over this period by describing the timing of your accruals and the decision process followed in establishing those accruals. Reconcile the accruals plus any additional losses you considered to be at least reasonably possible with the disclosures that you have provided over time in your financial statements and MD&A. In addition, tell us where in the balance sheet you have classified these accruals and explain how you account for the bonds posted with the IRS. As part of your response, explain how the $200 million bond that is described in your 2005 quarterly reports became $330 million at December 31, 2005 with no change to the corresponding cash flow amount.

	-	Please explain to us how you have accounted for these contingencies over this period by describing the timing of your accruals and the decision process followed in establishing those accruals.

Response:

Tax contingencies were accrued at the time the transaction generating the tax benefit was entered into or over time when the tax benefit was realized from tax depreciation or amortization deductions. In addition, interest on these tax contingency accruals are calculated and accrued quarterly. Changes in the tax contingency accruals were made when tax law precedents changed or upon settlement of tax return examinations.

The decision process followed in establishing the accruals was as follows: All transactions entered into were regularly and routinely evaluated by Company tax department personnel to determine the merits of tax return positions. In connection with the Company’s quarterly and annual disclosure and financial reporting controls, these disclosures were also reviewed with the Company’s Disclosure Committee and Audit Committee. In the case of certain complex transactions, outside counsel with appropriate expertise were consulted. A tax contingency was accrued when available information indicated that it was probable that a liability had been incurred as of the date of the financial statements and the amount of the loss could be reasonably estimated. Further, if there was a reasonable possibility that an additional loss may have been incurred, the nature of the contingency and an estimate of the possible loss was disclosed. The Company included disclosure of significant tax contingencies and the estimated loss as proposed assessments including tax calculations were received from tax authorities.

	-	Reconcile the accruals plus any additional losses you considered to be at least reasonably possible with the disclosures that you have provided over time in your financial statements and MD&A.

Response:	In summary, as of December 31, 2005, the Company had accrued $333 million of the tax related to disputed matters (LILO $150 million, COLI $66 million for years 1995 – 1998, COLI $4 million for year 1994 and Other $113 million). The Company did not accrue any of the penalties related to these matters as it determined the imposition of penalties was not probable based on the merits of the positions taken. The entire $390 million of tax (LILO $150 million, COLI $66 million and Other $174 million) and $65 million of penalties (LILO $30 million, COLI $13 million and Other $22 million) were disclosed in the Company’s 2005 financial statements. Below is a detailed discussion of the nature and timing of these items:

IRS Examination of Tax Years 1992 through 1994 – In December 2003 the IRS issued an assessment and tax calculation reflecting $5 million of additional tax, which the Company had accrued prior to December 31, 2003 and agreed to pay. This additional tax was disclosed in the Company’s Form 10-K in prior years.

The assessment also included $4 million of additional tax related to interest deductions on Corporate Owned Life Insurance policies (“COLI”), which the Company disputed. The Company had accrued $2 million for this matter prior to December 31, 2003 and, as discussed in more detail below, as part of a $56 million fourth quarter 2005 accrual the remaining $2 million was accrued for this matter. If the IRS were to take the same position on all years through 1998 (the disputed COLI issue had no impact on years after 1998), the Company’s exposure for this matter would be $70 million, of which $35 million had been accrued prior to December 31, 2003. The Company disclosed the $4 million additional disputed tax and the possible additional tax of $0-to-$40 million in its prior year financial statements.

IRS Examination of Tax Years 1995 through 2000 – In January 2006 the IRS issued a proposed assessment and tax calculation reflecting $390 million of additional tax plus $65 million of penalties, both of which the Company disputed. The significant issues included in the assessment are summarized as follows:

1.	LILO/SILO – The proposed assessment included a disallowance of tax losses on certain Lease-In/Lease Out (“LILO”) and Sale- In/Lease-Out (“SILO”) leasing transactions, additional tax of $150 million and $30 million of penalties. The $150 million of disputed tax was previously accrued, as this issue relates to the timing of tax losses.

2.	COLI – The proposed assessment included a disallowance of interest on COLI policies, additional tax of $66 million and $13 million of penalties. Prior to December 31, 2003 and based on our assessment of the merits of the tax return position taken, which included consultation with outside counsel, the Company had accrued $33 million (50 percent) of this disputed tax.

As disclosed in the Company’s 2005 financial statements, an additional tax accrual of $56 million (including $35 million federal tax, $4 million state tax and $17 million interest) was recorded in the fourth quarter of 2005. This additional tax was accrued as a result of a January 2006 U.S. Circuit Court of Appeals decision (related to another corporation’s interest deduction on COLI policies) which overturned a previously favorable opinion of a lower court. Therefore, all of the disputed tax for this matter was accrued by the Company as of December 31, 2005.

3.	Other – The proposed assessment relates to various items, including the tax effect of the sale of certain preferred share holdings and the tax treatment of certain lease transactions. This resulted in an additional tax of $174 million and $22 million of penalties. Based on our assessment of the merits of the tax return positions taken which included consultation with outside counsel, prior to December 31, 2003 the Company had accrued $113 million of the disputed tax. There have been no changes in the Company’s tax accrual related to these matters during the past two years and the accrued tax represented the Company’s best estimate of the amount of the additional liability.

No other changes in the tax contingency accrual for 1992 through 2000 matters (other than additional interest on the liability) were made by the Company in the past two years.

	-	In addition, tell us where in the balance sheet you have classified these accruals and explain how you account for the bonds posted with the IRS.

Response:	The accruals for tax contingencies, net of the tax bonds posted with the IRS were non-current tax liabilities. As indicated in Note 10, footnote 2 of the Company’s 2005 financial statements, $145 million of net non-deferred tax liabilities (tax contingency accruals) are included in the $1,922 million Consolidated Balance Sheet deferred tax liability account.

	-	As part of your response, explain how the $200 million bond that is described in your 2005 quarterly reports became $330 million at December 31, 2005 with no change to the corresponding cash flow amount.

Response:	The $200 million tax bond described in the Company’s 2005 quarterly reports was an April 2005 payment to the IRS. The $330 million described in the Company’s December 31, 2005 financial statements is a total of all bond payments previously posted with the IRS. The additional $130 million of tax bonds were posted at various times with the IRS prior to December 31, 2003.

Note 19. Capital Services

Capital Services Charge, page 65

2.	Tell us more about the “revisions” to your accounting for certain capital lease service transactions that were made based on a need to “adjust the accounting.” Clarify for us whether you were incorrectly accounting for these transactions and, if so, explain how you considered describing the adjustments as error corrections. In addition, support your conclusion that the adjustment was not material to any period.

Response:

In accordance with our previously announced decision to exit the Capital Services business, the Company began the process of preparing the required regulatory filing (Form S-1) for a spin-off which would include separate financial statements for the Capital Services entity. As part of this process, the Company reviewed its historical documentation supporting lease transactions dating back in certain cases as early as the late 1980’s. At the conclusion of the review, the Company determined that it had incorrectly accounted for certain lease transactions.

The Company considered, based on quantitative and qualitative materiality factors, whether the adjustments should be recorded in the prior periods or could be recorded in the current period. It was concluded that the adjustments were not material to any reporting period and therefore were recorded in the fourth quarter of 2005. Management’s consideration and conclusion was documented in a SAB 99 memo which is attached.

*      *      *      *      *      *      *

As requested in your letter, the Company acknowledges that:

    The Company is responsible for the adequacy and accuracy of the disclosure in the filing;
    Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
    The Company may not assert Staff comments as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We trust that the above comments are responsive to the questions raised by the staff. We would be pleased to answer any further questions on these issues which the staff may have and, if necessary, to meet with them. Should there be any questions, please do not hesitate to call me at (203) 351-7000 or Steven Green at (203) 351-6344.

/s/ Bruce P. Nolop
Bruce P. Nolop